SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Persuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated January 10, 2006

Swedish Match AB

(Translation of Registrant’s Name into English)

Rosenlundsgatan 36

S-118 85 Stockholm, Sweden

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X            Form 40-F

(Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-             )

Enclosure: Swedish Match Downsizes Match Operations

SIGNATURES

Persuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Swedish Match AB

Date: January 10, 2006	By: /s/ Bertil Raihle
Bertil Raihle
Vice President Corporate Control

Stockholmsbörsen: SWMA

PRESS RELEASE

10 January, 2006

Swedish Match Downsizes Match Operations

The restructuring plan of the match operations is now completed. The aim of the plan has been to divest or close match operations with low profitability and lack of strategic fit with other product areas. The Company previously announced the closure of the match factory in Valencia, Spain and the divestment of the majority holding in the Indian match company Wimco Ltd. In addition to these earlier announced measures, two fully owned operations have been sold, a letter of intent has been signed regarding the divestment of another operation, and an associated company was sold. Also, the remaining minority shareholding of Wimco Ltd. has been sold, and an announcement has been made with regard to the closure of another match factory.

Swedish Match has at year-end sold its Arenco subsidiary, with manufacturing units in Kalmar and Halmstad, Sweden and Shanghai, China. Arenco manufactures machines for match manufacturing and packaging. In addition to the sale of Arenco, Swedish Match has divested its distribution company in Ireland.

Swedish Match has signed a letter of intent to sell its European advertising match business and advertising lighter business, which includes a production facility in Hungary. In addition, the partly owned match company Jamafac in Indonesia has been sold and the sale of the minority shareholding of Wimco to Indian Tobacco Company (ITC) has been concluded.

Decision has also been made to close the match manufacturing facility in Turkey.

The restructurings described above are estimated to impact operating profit negatively with costs, net, of approximately 100 MSEK including certain write-down of intangible assets in the fourth quarter, 2005. The total sales price for the divested operations amounts to approximately 270 MSEK.

Annual sales of the divested match operations amounts to approximately 600 MSEK as well as approximately 250 MSEK within Other Operations with a negligible impact on operating income for the Group.

“With these restructuring efforts, the Company’s match business is smaller but more profitable, and we can now focus more attention on our other key businesses,” said Sven Hindrikes, President and CEO of Swedish Match AB.

Swedish Match is a unique company with its range of market-leading brands in the product areas of snuff and chewing tobacco, cigars and pipe tobacco – tobacco’s niche products – as well as matches and lighters. The Group’s global operations generated sales of 13,022 MSEK for the twelve month period ending September 30, 2005. Swedish Match shares are listed on Stockholmsbörsen (SWMA).

Swedish Match AB (publ), SE-118 85 Stockholm

Visiting address: Rosenlundsgatan 36, Telephone: + 46 8 658 02 00

Corporate Identity Number: 556015-0756

www.swedishmatch.com

For further information, please contact:

Sven Hindrikes, President and Chief Executive Officer

Office +46 8 658 02 82, Mobile +46 70 567 41 76

Lars Dahlgren, Chief Financial Officer

Office +46 8 658 04 41, Mobile +46 70 958 04 41

Bo Aulin, Senior Vice President, Secretary and General Counsel

Office +46 8 658 03 64, Mobile +46 70 558 03 64

Emmett Harrison, Vice President, Investor Relations (IR)

Office +46 8 658 01 73, Mobile +46 70 938 01 73

Richard Flaherty, CFO North America Division, US Investor Relations contact

Office +1 804 302 1774, Mobile +1 804 400 1774